

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 5, 2007

via U.S. mail and facsimile

Mr. Edwin D. Johnson
Chief Financial Officer
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada L7L 6Z8

> **RE: Waste Services, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2006**
> **Filed March 6, 2007**
> **Form 8-K/A#1**
> **Filed May 31, 2007**
> **Form 10-Q for the Quarterly Period ended June 30, 2007**
> **Filed July 26, 2007**
> **Form 8-K/A#2**
> **Filed September 10, 2007**
> **File No. 000-25955**

Dear Mr. Johnson:

        We have reviewed your response to our letter dated August 20, 2007, as well as the subsequent filing, and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

15. Income Taxes, page F-38

1. We have reviewed your response to our prior comment 1. In your response, we note that you have provided for U.S. income taxes on your earnings in Canada. In consideration of this, please explain to us why you are unable to use your U.S. net operating loss carry forwards on your Canadian earnings. We further note that on page F-39 of your Form 10-K, you disclose that you have provided for current taxes on the distributed earnings of your Canadian subsidiaries in connection with certain tax planning initiatives. Please clarify and explain to us these tax planning initiatives. Please tell us the periods that you expect to distribute these earnings and the periods that you expect the taxes will be paid.

2. Given the materiality of your deferred income tax provision, please provide a disclosure in your critical accounting policies in future filings to explain to your readers why you are recording U.S. income tax expense even though you have incurred significant pre-tax losses from your U.S. operations. Also provide disclosures as to why your income tax provision is significantly different from the amount of your taxes that you have paid. For example, your income tax provision for the year ended December 31, 2006 was $12,820 compared to the $853 that you actually paid for income taxes for the year as disclosed in Note 20 on page F-42. Your disclosure should also indicate if management expects the effective tax rate to materially change in the next 12 months. Further, in future filings, please explain income tax provision variances within the context of changes in your effective tax rates.

Form 10-Q for the Quarterly Period ended June 30, 2007

3. We have reviewed your response to our prior comment 4. It remains unclear to us how you determined that, if your Texas operations were held and used, you would not have recognized a long-lived asset impairment in prior periods. Paragraph 22 of SFAS 144 defines fair value of an asset as the amount at which that asset could be bought or sold in a current transaction between willing parties. Please explain to us the following:
   - The calculations and assumptions used to determine that the fair value of the business acquired was $12 million less than the fair value of your business sold.
   - Provide us with copies of the contracts between yourself and WCA.
   - Explain to us how you have complied with the guidance contained in SFAS 141 and 142 regarding the recognition of goodwill and intangible assets related to your purchase of the WCA Florida operations. Specifically, paragraphs 39 through 47 and A14 of SFAS 141. We note your 7 year non-compete agreement with WCA.

- Tell us if you anticipate making any purchase price allocation adjustments within the SFAS 141 one year allocation period.
- Please tell us why you entered into an agreement to sell your Texas operations for a price significantly lower than the carrying value of the assets.

Form 8-K filed May 31, 2007 and September 10, 2007

4. We have reviewed the financial statements of Allied Waste Industries, Inc's South Florida operations included in your Form 8-K's filed on May 31, 2007 and September 10, 2007. We note income before income taxes for the South Florida Market of Allied Waste was $14,037 for the year ended December 31, 2006. In comparison, your loss from continuing operations before income taxes was ($34,248) for the year ended December 31, 2006. As such the South Florida Market is 41% of your loss from continuing operations before income taxes. Pursuant to the thresholds contained in Rule 3-05(b)(2)(iii) of Regulation S-X to perform the income test contained in Rule 1-02(w)(3) of Regulation S-X, two years of audited financial statements are required to be filed rather than just one year as you have presented. Please revise your Form 8-K to include the additional year of audited financial statements. In addition, please include a pro forma balance sheet as of December 31, 2006 pursuant to Rule 11-02(c)(1) of Regulation S-X.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please submit your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief